UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               ARAMARK CORPORATION
                                (NAME OF ISSUER)


                 COMMON STOCK, CLASS A, $.01 PAR VALUE PER SHARE
                 COMMON STOCK, CLASS B, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                         CLASS B COMMON STOCK: 038521100
                                 (CUSIP NUMBER)


                               BEN I. ADLER, ESQ.
                              GOLDMAN, SACHS & CO.
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                            TELEPHONE: (212) 902-1000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)


                                 AUGUST 8, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                           Page 2 of 29

--------------------------------------------------------------------------------
  1. Names of Reporting Persons:

     THE GOLDMAN SACHS GROUP, INC.
--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     AF
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     DELAWARE
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   1,990,519 shares, Class B Common Stock
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             2,002,658 shares, Class B Common Stock

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                2,002,658 shares, Class B Common Stock
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                1.7% Class B Common Stock(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                HC-CO
--------------------------------------------------------------------------------

-----------------
(1) Based on 121,287,341 shares of Class B Common Stock outstanding at April 28, 2006 as reported in the Issuer's Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission (the "SEC") on May 10, 2006 (the "Reported Shares Outstanding").

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                           Page 3 of 29

--------------------------------------------------------------------------------
1. Names of Reporting Persons:

     GOLDMAN, SACHS & CO.

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     WC/OO
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [X]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     NEW YORK
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   1,990,519 shares, Class B Common Stock
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             2,002,658 shares, Class B Common Stock

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                2,002,658 shares, Class B Common Stock
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                1.7% Class B Common Stock(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                BD-PN-IA
--------------------------------------------------------------------------------

-----------------
(1)  Based on the Reported Shares Outstanding

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                           Page 4 of 29

--------------------------------------------------------------------------------
1. Names of Reporting Persons:

     GSCP V ADVISORS, L.L.C.

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     AF
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     DELAWARE
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   0 shares
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             0 shares

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                0 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                           Page 5 of 29

--------------------------------------------------------------------------------
1. Names of Reporting Persons:

     GSCP V OFFSHORE ADVISORS, L.L.C.

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     AF
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     DELAWARE
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   0 shares
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             0 shares

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                0 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                           Page 6 of 29

--------------------------------------------------------------------------------
1. Names of Reporting Persons:

     GS ADVISORS V, L.L.C.
--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     AF
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     DELAWARE
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   0 shares
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             0 shares

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                0 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                           Page 7 of 29

--------------------------------------------------------------------------------
1. Names of Reporting Persons:

     GOLDMAN, SACHS MANAGEMENT GP GMBH

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     AF
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     GERMANY
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   0 shares
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             0 shares

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                0 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                           Page 8 of 29

--------------------------------------------------------------------------------
1. Names of Reporting Persons:

     GS CAPITAL PARTNERS V FUND, L.P.

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     OO
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     DELAWARE
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   0 shares
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             0 shares

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                0 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                           Page 9 of 29

--------------------------------------------------------------------------------
1. Names of Reporting Persons:

     GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     OO
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     CAYMAN ISLANDS
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   0 shares
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             0 shares

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                0 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                          Page 10 of 29

--------------------------------------------------------------------------------
1. Names of Reporting Persons:

     GS CAPITAL PARTNERS V GMBH & CO. KG

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     OO
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     GERMANY
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   0 shares
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             0 shares

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                0 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Class B Common Stock CUSIP No. 038521100                          Page 11 of 29

--------------------------------------------------------------------------------
1. Names of Reporting Persons:

     GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
  3. SEC USE Only

--------------------------------------------------------------------------------
  4. Source of Funds:

     OO
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:

     DELAWARE
--------------------------------------------------------------------------------

                7.    Sole Voting Power:

 Number of                   0 shares
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8.    Shared Voting Power:
    Each
 Reporting                   0 shares
   Person
    With       -----------------------------------------------------------------
                9.    Sole Dispositive Power:

                             0 shares

               -----------------------------------------------------------------
                10.   Shared Dispositive Power:

                             0 shares

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                0 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

                PN
--------------------------------------------------------------------------------

Class B Common Stock CUSIP No. 038521100                          Page 12 of 29


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 amends the Schedule 13D originally filed on May 11, 2006 (the "Original 13D") on behalf of The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GSCP V Advisors, L.L.C. ("GSCP Advisors"), GSCP V Offshore Advisors, L.L.C. ("GSCP Offshore Advisors"), GS Advisors V, L.L.C. ("GS Advisors"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Capital Partners V Fund, L.P. ("GS Capital"), GS Capital Partners V Offshore Fund, L.P. ("GS Offshore"), GS Capital Partners V GmbH & CO. KG ("GS Germany"), and GS Capital Partners V Institutional, L.P. ("GS Institutional" and, together with GS Capital, GS Offshore and GS Germany, the "Funds") (GS Group, Goldman Sachs, GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS GmbH, and the Funds, collectively, the "Reporting Persons").(2)

         This Amendment No. 1 to the Original 13D relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") (together, the "Issuer Common Stock"), of ARAMARK Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.
                               -------------
2 Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Original 13D is hereby amended by replacing in its entirety the Schedules I, II-A, II-B, II-C, II-D, II-E and III incorporated therein by reference with Schedule I, II-A, II-B, II-C, II-D, II-E and III hereto, respectively, which Schedules I, II-A, II-B, II-C, II-D, II-E and III are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original 13D is hereby amended by adding the following paragraphs at the end of the discussion:

         The aggregate value of the transactions (the "Transactions") contemplated by the Agreement and Plan of Merger, dated as of August 8, 2006, among RMK Acquisition Corporation, a Delaware corporation ("MergerCo"), RMK Finance LLC, a Delaware limited liability company ("SibCo"), and the Issuer (the "Merger Agreement"), which are described in Item 4 below, is approximately $8.3 billion.

         In separate Sponsor Equity Commitment Letters, dated August 8, 2006 (the "Sponsor Equity Commitment Letters"), GS Capital, CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P. or any of their affiliates (collectively, the "Sponsors") agreed, subject to certain conditions, to contribute an aggregate of $1.6 billion in cash to MergerCo in exchange for shares of common stock, par value $0.10 per share, of MergerCo (the "MergerCo Common Stock"), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are referenced herein as Exhibits 7.01 through 7.05 and incorporated by reference in their entirety into this Item 3.

         In addition, Joseph Neubauer, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, entered into a Rollover Equity Commitment Letter, dated as of August 8, 2006 (the "Rollover Equity Commitment Letter"), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to contribute up to approximately 8.5 million shares of Class A Common Stock to MergerCo (the "Rollover Shares") in exchange for shares of MergerCo Common Stock. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is referenced herein as Exhibit 7.06 and incorporated by reference in its entirety into this Item 3.

Class B Common Stock CUSIP No. 038521100                          Page 13 of 29


         In addition, SibCo entered into a Debt Commitment Letter with JP Morgan Chase Bank, N.A., J.P. Morgan Securities, Inc. and Goldman Sachs Credit Partners L.P. (collectively, the "Lenders"), dated as of August 8, 2006 (the "Debt Commitment Letter"), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $7.075 billion in debt financing, through a combination of senior secured facilities, a senior increasing rate bridge facility, and a senior subordinated increasing rate bridge facility, to SibCo, which financing will be used to fund the merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is referenced herein as Exhibit 7.07 and incorporated by reference in its entirety into this Item 3.

         Finally, in separate Letter Agreements, each dated as of August 8, 2006 (the "Letter Agreements"), each of the Sponsors (except J.P. Morgan Partners
(BHCA), L.P.), and J.P. Morgan Partners, LLC unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of MergerCo's payment obligations under the Merger Agreement, in each case subject to a cap of $30 million (except in the case of CCMP Capital Investors II, L.P. and J.P. Morgan Partners, LLC, for which the aggregate cap is $30 million). This summary of the Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Letter Agreements, which are referenced herein as Exhibits 7.08 through 7.12 and incorporated by reference in their entirety into this Item 3.

 ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Original 13D is hereby amended by adding the following paragraphs at the end of the discussion:

         On August 8, 2006, the Issuer announced in a Press Release (the "Press Release") that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Common Stock (other than any Rollover Shares owned by MergerCo, Parent, SibCo, ARAMARK Intermediate HoldCo Corporation, a Delaware corporation ("HoldCo"), or the Issuer) would be converted into the right to receive $33.80 per share in cash. The foregoing summary of the Press Release and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Press Release and the Merger Agreement, each of which are referenced herein as Exhibit 7.13 and Exhibit 7.14, respectively, and incorporated by reference in their entirety into this Item 4.

         In connection with the Transactions, Mr. Neubauer entered into a Voting Agreement with MergerCo, dated as of August 8, 2006 (the "Voting Agreement"), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to vote his Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is referenced herein as Exhibit 7.15 and incorporated by reference in its entirety into this Item 4.

         MergerCo, SibCo, the Sponsors, and Mr. Neubauer entered into an Interim Investors Agreement, dated as of August 8, 2006 (the "Interim Investors Agreement"), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by MergerCo. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is referenced herein as Exhibit 7.16 and incorporated by reference in its entirety into this Item 4.

         The purpose of the Transactions is to acquire all of the outstanding Common Stock (other than Rollover Shares). If the Transactions are consummated, the Class B Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Issuer will be privately held by the Sponsors, Mr. Neubauer, and certain members of the Issuer's management who elect to participate in the Transactions.

         The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock. The Merger Agreement and the transactions

Class B Common Stock CUSIP No. 038521100                          Page 14 of 29


contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the pre-sent board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer's securities from the New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, both GS Group and Goldman Sachs, or another wholly-owned broker or dealer subsidiary of GS Group, may be deemed to beneficially own 1,990,519 shares of Class B Common Stock, which were acquired in ordinary course trading activities. In addition, both GS Group and Goldman Sachs, or another wholly-owned subsidiary of GS Group, may be deemed to beneficially own 12,139 shares of Class B Common Stock that are held in managed accounts on behalf of clients, for which both GS Group and Goldman Sachs, or such other subsidiary, or their respective employees, have investment discretion. Accordingly, as of the date hereof, both GS Group and Goldman Sachs may each be deemed to beneficially own an aggregate of 2,002,658 shares of Class B Common Stock, over all of which shares they share dispositive power and over 1,990,519 of such shares they share voting power. Such 2,002,658 shares of Class B Common Stock constitute 1.7% of the outstanding shares of Class B Common Stock, based on the Reported Shares Outstanding. GS Group and Goldman Sachs disclaim beneficial ownership of shares of Class B Common Stock held in managed accounts.

         As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Neubauer, CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P., and certain of their affiliates. Accordingly, the Reporting Persons may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such other persons. The Reporting Persons do not have affirmative information about any such shares that may be beneficially owned by such other persons, other than the 23,945,409 shares of Class A Common Stock and 23,945,409 shares of Class B Common Stock reported as beneficially owned by Mr. Neubauer in Amendment No. 17 to his Schedule 13D, filed with the SEC on August 7, 2006. The Reporting Persons hereby disclaim beneficial ownership of any shares of Class A Common Stock or Class B Common Stock that may be or are beneficially owned by Mr. Neubauer, CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P. or their respective affiliates.

         In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

         (b) The information set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).

         (c) Not applicable.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock held in managed accounts, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock.

Class B Common Stock CUSIP No. 038521100                          Page 15 of 29


         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth or incorporated by reference in Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01.      GS Capital Partners V Fund, L.P. Equity Commitment
                   Letter, dated August 8, 2006 (incorporated by reference to
                   Exhibit 7.01 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.02.      CCMP Capital Investors II, L.P. Equity Commitment
                   Letter, dated August 8, 2006 (incorporated by reference to
                   Exhibit 7.02 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.03.      J.P. Morgan Partners (BHCA), L.P. Equity Commitment
                   Letter, dated August 8, 2006 (incorporated by reference to
                   Exhibit 7.03 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.04.      Thomas H. Lee Equity Fund VI, L.P. Equity Commitment
                   Letter, dated August 8, 2006 (incorporated by reference to
                   Exhibit 7.04 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.05.      Warburg Pincus Private Equity IX, L.P. Equity
                   Commitment Letter, dated August 8, 2006 (incorporated by reference to Exhibit 7.05 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.06. Rollover Equity Commitment Letter, dated August 8, 2006 (incorporated by reference to Exhibit 7.06 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.07. Debt Commitment Letter, dated August 8, 2006 (incorporated by reference to Exhibit 7.07 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.08. GS Capital Partners V Fund, L.P. Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit
                   7.08 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.09. CCMP Capital Investors II, L.P. Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit 7.09 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.10. J.P. Morgan Partners, LLC Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit 7.10 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.11. Thomas H. Lee Equity Fund VI, L.P. Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit 7.11 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.12. Warburg Pincus Private Equity IX, L.P. Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit
                   7.12 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Class B Common Stock CUSIP No. 038521100                          Page 16 of 29


Exhibit 7.13. Press Release, dated August 8, 2006 (incorporated by reference to Exhibit 7.13 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.14.      Agreement and Plan of Merger, dated as of August 8,
                   2006, by and among RMK Acquisition Corporation, RMK Finance LLC, and ARAMARK Corporation (incorporated by reference to Exhibit 7.14 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.15. Voting Agreement, dated as of August 8, 2006, by and between RMK Acquisition Corporation and Joseph Neubauer (incorporated by reference to Exhibit 7.15 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.16.      Interim Investors Agreement, dated as of August 8,
                   2006, by and among RMK Acquisition Corporation, RMK Finance LLC, GS Capital Partners V Fund, L.P., J.P. Morgan Partners
                   (BHCA), L.P., CCMP Capital Investors II, L.P., Thomas H. Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P. and Joseph Neubauer (incorporated by reference to Exhibit
                   7.16 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Class B Common Stock CUSIP No. 038521100                          Page 17 of 29


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           Dated: August 9, 2006


THE GOLDMAN SACHS GROUP, INC.

By:     /S/ ROGER S. BEGELMAN
         ----------------------
Name:   Roger S. Begelman
Title:  Attorney-in-fact


GOLDMAN, SACHS & CO.

By:     /S/ ROGER S. BEGELMAN
         ----------------------
Name:   Roger S. Begelman
Title:  Attorney-in-fact


GSCP V ADVISORS, L.L.C.

By:     /S/ ROGER S. BEGELMAN
         ----------------------
Name:   Roger S. Begelman
Title:  Attorney-in-fact


GSCP V OFFSHORE ADVISORS, L.L.C.

By:     /S/ ROGER S. BEGELMAN
         ----------------------
Name:   Roger S. Begelman
Title:  Attorney-in-fact


GS ADVISORS V, L.L.C.

By:     /S/ ROGER S. BEGELMAN
         ----------------------
Name:   Roger S. Begelman
Title:  Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:     /S/ ROGER S. BEGELMAN
         ----------------------
Name:   Roger S. Begelman
Title:  Attorney-in-fact


GS CAPITAL PARTNERS V FUND, L.P.

By:     /S/ ROGER S. BEGELMAN
         ----------------------
Name:   Roger S. Begelman
Title:  Attorney-in-fact

Class B Common Stock CUSIP No. 038521100                          Page 18 of 29


GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.

By:               /S/    ROGER S. BEGELMAN
Name:             Roger S. Begelman
Title:            Attorney-in-fact


GS CAPITAL PARTNERS V GMBH & CO. KG

By:               /S/    ROGER S. BEGELMAN
Name:             Roger S. Begelman
Title:            Attorney-in-fact


GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.

By:               /S/    ROGER S. BEGELMAN
Name:             Roger S. Begelman
Title:            Attorney-in-fact

Class B Common Stock CUSIP No. 038521100                          Page 19 of 29


                                   SCHEDULE I


The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

         Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.


NAME                             PRESENT PRINCIPAL OCCUPATION
-------------------------------------------------------------
Lloyd C.                         Chairman of the  Board  and  Chief  Executive
Blankfein                        Officer of The Goldman Sachs Group, Inc.

Gary D.                          President  and  Co-Chief Operating Officer of
Cohn                             The Goldman Sachs Group, Inc.

Jon                              President  and  Co-Chief Operating Officer of
Winkelried                       The Goldman Sachs Group, Inc.

Lord Browne of                   Group Chief Executive of BP p.l.c.
Madingley

John H.                          Retired Chairman and  Chief Executive Officer
Bryan                            of Sara Lee Corporation

Claus                            Senior Advisor to Investor AB  and  Executive
Dahlback                         Vice Chairman of W Capital Management

Stephen                          Senior Advisor to Stone Point Capital
Friedman

William W.                       Professor  of  Management  Practice   at  the
George                           Harvard Business School, Retired Chairman and
                                 Chief Executive Officer of Medtronic, Inc.

James A.                         Vice Chairman of Perseus, L.L.C.
Johnson

Lois D.                          Retired  Vice Chairman  of  Colgate-Palmolive
Juliber                          Company

Edward M.                        Chairman of the  Board  and  Chief  Executive
Liddy                            Officer of The Allstate Corporation

Ruth J.                          President of Brown University
Simmons

Class B Common Stock CUSIP No. 038521100                          Page 20 of 29


                                  SCHEDULE II-A



         The name, position and present principal occupation of each executive officer of GSCP V Advisors, L.L.C., the sole general partner of GS Capital Partners V Fund, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin, Sang Gyun Ahn and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee, Hsueh J. Sung, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

        All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India, Sang Gyun Ahn is a citizen of South Korea and Ulrika Werdelin is a citizen of Sweden.


------------------------------- ------------------------------------------- ------------------------------------------------
             Name                                Position                            Present Principal Occupation
------------------------------- ------------------------------------------- ------------------------------------------------
Richard A. Friedman             President                                   Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Ben I. Adler                    Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Sang Gyun Ahn                   Managing Director and Vice President        Managing Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------
John E. Bowman                  Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Gerald J. Cardinale             Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Henry Cornell                   Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Joseph P. DiSabato              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Katherine B. Enquist            Managing Director and Vice President        Managing Director of Goldman, Sachs & Co
------------------------------- ------------------------------------------- ------------------------------------------------
Robert R. Gheewalla             Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Joseph H. Gleberman             Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Melina E. Higgins               Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Martin Hintze                   Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Adrian M. Jones                 Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Steffen J. Kastner              Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Bjorn P. Killmer                Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Michael E. Koester              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Hughes B. Lepic                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Sanjeev K. Mehra                Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Sanjay H. Patel                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Kenneth A. Pontarelli           Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Ankur A. Sahu                   Managing Director and Vice President        Managing Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------
Muneer A. Satter                Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Richard S. Sharp                Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Hsueh J. Sung                   Managing Director and Vice President        Managing Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------




Class B Common Stock CUSIP No. 038521100                          Page 21 of 29


------------------------------- ------------------------------------------- ------------------------------------------------
             Name                                Position                            Present Principal Occupation
------------------------------- ------------------------------------------- ------------------------------------------------
Stephen S. Trevor               Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Ulrika Werdelin                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Andrew E. Wolff                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Mary Nee                        Vice President                              Executive Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------
Christine Vollertsen            Vice President                              Vice President of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Mitchell S. Weiss               Vice President                              Vice President of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Elizabeth C. Fascitelli         Treasurer                                   Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Elizabeth E. Beshel             Assistant Treasurer                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Steven M. Bunson                Assistant Treasurer                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Julie Abraham                   Assistant Secretary                         Managing Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------
Matt Furman                     Assistant Secretary                         Vice President and Associate General Counsel
                                                                            of Goldman, Sachs &Co.
------------------------------- ------------------------------------------- ------------------------------------------------
David J. Greenwald              Assistant Secretary                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Ken Josselyn                    Assistant Secretary                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Beverly L. O'Toole              Assistant Secretary                         Vice President and Associate General Counsel
                                                                            of Goldman, Sachs &Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Esta E. Stecher                 Assistant Secretary                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Matthew E. Tropp                Assistant Secretary                         Vice President and Associate General Counsel
                                                                            of Goldman, Sachs &Co.
------------------------------- ------------------------------------------- ------------------------------------------------


Class B Common Stock CUSIP No. 038521100                          Page 22 of 29


                                  SCHEDULE II-B

        The name, position and present principal occupation of each executive officer of GSCP V Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners V Offshore Fund, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin, Sang Gyun Ahn and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee, Hsueh J. Sung, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

         All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India, Sang Gyun Ahn is a citizen of South Korea and Ulrika Werdelin is a citizen of Sweden.


------------------------------- ------------------------------------------- ------------------------------------------------
             Name                                Position                            Present Principal Occupation
------------------------------- ------------------------------------------- ------------------------------------------------
Richard A. Friedman             President                                   Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Ben I. Adler                    Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Sang Gyun Ahn                   Managing Director and Vice President        Managing Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------
John E. Bowman                  Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Gerald J. Cardinale             Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Henry Cornell                   Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Joseph P. DiSabato              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Katherine B. Enquist            Managing Director and Vice President        Managing Director of Goldman, Sachs & Co
------------------------------- ------------------------------------------- ------------------------------------------------
Robert R. Gheewalla             Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Joseph H. Gleberman             Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Melina E. Higgins               Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Martin Hintze                   Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Adrian M. Jones                 Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Steffen J. Kastner              Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Bjorn P. Killmer                Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Michael E. Koester              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Hughes B. Lepic                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Sanjeev K. Mehra                Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Sanjay H. Patel                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Kenneth A. Pontarelli           Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Ankur A. Sahu                   Managing Director and Vice President        Managing Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------
Muneer A. Satter                Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Richard S. Sharp                Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Hsueh J. Sung                   Managing Director and Vice President        Managing Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------




Class B Common Stock CUSIP No. 038521100                          Page 23 of 29


------------------------------- ------------------------------------------- ------------------------------------------------
             Name                                Position                            Present Principal Occupation
------------------------------- ------------------------------------------- ------------------------------------------------
Stephen S. Trevor               Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Ulrika Werdelin                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Andrew E. Wolff                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                            International
------------------------------- ------------------------------------------- ------------------------------------------------
Mary Nee                        Vice President                              Executive Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------
Christine Vollertsen            Vice President                              Vice President of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Mitchell S. Weiss               Vice President                              Vice President of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Elizabeth C. Fascitelli         Treasurer                                   Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Elizabeth E. Beshel             Assistant Treasurer                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Steven M. Bunson                Assistant Treasurer                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Julie Abraham                   Assistant Secretary                         Managing Director of Goldman Sachs (Asia)
                                                                            L.L.C.
------------------------------- ------------------------------------------- ------------------------------------------------
Matt Furman                     Assistant Secretary                         Vice President and Associate General Counsel
                                                                            of Goldman, Sachs &Co.
------------------------------- ------------------------------------------- ------------------------------------------------
David J. Greenwald              Assistant Secretary                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Ken Josselyn                    Assistant Secretary                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Beverly L. O'Toole              Assistant Secretary                         Vice President and Associate General Counsel
                                                                            of Goldman, Sachs &Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Esta E. Stecher                 Assistant Secretary                         Managing Director of Goldman, Sachs & Co.
------------------------------- ------------------------------------------- ------------------------------------------------
Matthew E. Tropp                Assistant Secretary                         Vice President and Associate General Counsel
                                                                            of Goldman, Sachs &Co.
------------------------------- ------------------------------------------- ------------------------------------------------



Class B Common Stock CUSIP No. 038521100                          Page 24 of 29


                                  SCHEDULE II-C


         The name, position and present principal occupation of each executive officer of GS Advisors V, L.L.C., the sole managing limited partner of GS Capital Partners V GmbH & CO. KG and the sole general partner of GS Capital Partners V Institutional, L.P., are set forth below.

         The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin, Sang Gyun Ahn and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee, Hsueh J. Sung, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

         All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner and Martin Hintze are citizens of Germany; Hsueh Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India, Sang Gyun Ahn is a citizen of South Korea and Ulrika Werdelin is a citizen of Sweden.



-------------------------------- ------------------------------------------- -----------------------------------------------
             Name                                 Position                            Present Principal Occupation
-------------------------------- ------------------------------------------- -----------------------------------------------
Richard A. Friedman              President                                   Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Ben I. Adler                     Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Sang Gyun Ahn                    Managing Director and Vice President        Managing Director of Goldman Sachs (Asia)
                                                                             L.L.C.
-------------------------------- ------------------------------------------- -----------------------------------------------
John E. Bowman                   Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Gerald J. Cardinale              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Henry Cornell                    Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Joseph P. DiSabato               Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Katherine B. Enquist             Managing Director and Vice President        Managing Director of Goldman, Sachs & Co
-------------------------------- ------------------------------------------- -----------------------------------------------
Robert R. Gheewalla              Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Joseph H. Gleberman              Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Melina E. Higgins                Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Martin Hintze                    Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Adrian M. Jones                  Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Steffen J. Kastner               Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Bjorn P. Killmer                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Michael E. Koester               Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Hughes B. Lepic                  Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Sanjeev K. Mehra                 Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Sanjay H. Patel                  Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Kenneth A. Pontarelli            Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Ankur A. Sahu                    Managing Director and Vice President        Managing Director of Goldman Sachs (Asia)
                                                                             L.L.C.
-------------------------------- ------------------------------------------- -----------------------------------------------
Muneer A. Satter                 Managing Director and Vice President        Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Richard S. Sharp                 Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Hsueh J. Sung                    Managing Director and Vice President        Managing Director of Goldman Sachs (Asia)
                                                                             L.L.C.
-------------------------------- ------------------------------------------- -----------------------------------------------
Stephen S. Trevor                Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Ulrika Werdelin                  Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------






Class B Common Stock CUSIP No. 038521100                          Page 25 of 29


-------------------------------- ------------------------------------------- -----------------------------------------------
             Name                                 Position                            Present Principal Occupation
-------------------------------- ------------------------------------------- -----------------------------------------------
Andrew E. Wolff                  Managing Director and Vice President        Managing Director of Goldman Sachs
                                                                             International
-------------------------------- ------------------------------------------- -----------------------------------------------
Mary Nee                         Vice President                              Executive Director of Goldman Sachs (Asia)
                                                                             L.L.C.
-------------------------------- ------------------------------------------- -----------------------------------------------
Christine Vollertsen             Vice President                              Vice President of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Mitchell S. Weiss                Vice President                              Vice President of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Elizabeth C. Fascitelli          Treasurer                                   Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Elizabeth E. Beshel              Assistant Treasurer                         Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Steven M. Bunson                 Assistant Treasurer                         Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Julie Abraham                    Assistant Secretary                         Managing Director of Goldman Sachs (Asia)
                                                                             L.L.C.
-------------------------------- ------------------------------------------- -----------------------------------------------
Matt Furman                      Assistant Secretary                         Vice President and Associate General Counsel
                                                                             of Goldman, Sachs &Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
David J. Greenwald               Assistant Secretary                         Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Ken Josselyn                     Assistant Secretary                         Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Beverly L. O'Toole               Assistant Secretary                         Vice President and Associate General Counsel
                                                                             of Goldman, Sachs &Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Esta E. Stecher                  Assistant Secretary                         Managing Director of Goldman, Sachs & Co.
-------------------------------- ------------------------------------------- -----------------------------------------------
Matthew E. Tropp                 Assistant Secretary                         Vice President and Associate General Counsel
                                                                             of Goldman, Sachs &Co.
-------------------------------- ------------------------------------------- -----------------------------------------------


Class B Common Stock CUSIP No. 038521100                          Page 26 of 29


                                  SCHEDULE II-D



     The name, position and present principal occupation of each executive officer of Goldman, Sachs Management GP GmbH, the general partner of GS Capital Partners V GmbH & CO. KG., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp and Simon Cresswell is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

         All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom and Simon Cresswell is a citizen of Australia.

NAME                         POSITION                               PRESENT PRINCIPAL OCCUPATION
Richard A. Friedman          Managing Director                      Managing Director of Goldman, Sachs &
                                                                    Co.
Joseph H. Gleberman          Managing Director                      Managing Director of Goldman, Sachs &
                                                                    Co.
Henry Cornell                Managing Director                      Managing Director of Goldman, Sachs &
                                                                    Co.
Richard S. Sharp             Managing Director                      Managing Director of Goldman Sachs
                                                                    International
Elizabeth C. Fascitelli      Managing Director                      Managing Director of Goldman, Sachs &
                                                                    Co.
Ben I. Adler                 Managing Director                      Managing Director of Goldman, Sachs &
                                                                    Co.
John E. Bowman               Managing Director                      Managing Director of Goldman, Sachs &
                                                                    Co.
Katherine B. Enquist         Managing Director                      Managing Director of Goldman, Sachs &
                                                                    Co.
David Greenwald              Managing Director                      Managing Director of Goldman, Sachs &
                                                                    Co.
Simon Cresswell              Managing Director                      Vice President and Associate General
                                                                    Counsel of Goldman, Sachs & Co.


Class B Common Stock CUSIP No. 038521100                          Page 27 of 29


                                  SCHEDULE II-E


     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C., GS Advisors V, L.L.C., GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, and GS Capital Partners V Institutional, L.P., are set forth below.

     The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

         All members listed below are United States citizens, except as follows:
Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes
B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland and Hsueh Sung is a citizen of Taiwan.


----------------------------------- -------------------------------------------------------------------------
               Name                                       Present Principal Occupation
----------------------------------- -------------------------------------------------------------------------
Richard A. Friedman                 Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Joseph H. Gleberman                 Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Henry Cornell                       Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Richard S. Sharp                    Managing Director of Goldman Sachs International
----------------------------------- -------------------------------------------------------------------------
Sanjeev K. Mehra                    Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Muneer A. Satter                    Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Joe DiSabato                        Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Adrian M. Jones                     Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Scott Kapnick                       Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Melina E. Higgins                   Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Hsueh J. Sung                       Managing Director of Goldman Sachs (Asia) L.L.C.
----------------------------------- -------------------------------------------------------------------------
Ben I. Adler                        Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Elizabeth C. Fascitelli             Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Sarah E. Smith                      Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Stephen S. Trevor                   Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Robert R. Gheewalla                 Managing Director of Goldman, Sachs International
----------------------------------- -------------------------------------------------------------------------
Hughes B. Lepic                     Managing Director of Goldman, Sachs International
----------------------------------- -------------------------------------------------------------------------
Gerald J. Cardinale                 Managing Director of Goldman, Sachs & Co.
----------------------------------- -------------------------------------------------------------------------
Sanjay H. Patel                     Managing Director of Goldman, Sachs International
----------------------------------- -------------------------------------------------------------------------


Class B Common Stock CUSIP No. 038521100                          Page 28 of 29


                                  SCHEDULE III

         In November 2002, the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman, Sachs & Co. ("Goldman Sachs"), consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

         On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

         On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

         On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed

Class B Common Stock CUSIP No. 038521100                          Page 29 of 29


Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

         On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

         In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.